May 5, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Bradley Ecker

100 F Street, N.E.

Washington, DC 20549

Re:	Ozop Energy Solutions, Inc.
Registration Statement on Form S-1
Filed May 1, 2025
File No. 333-286898

Ladies and Gentlemen:

The undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on May 7, 2025 at 5:00 p.m. Eastern Daylight Time, or as soon thereafter as practicable.

Very truly yours,

Ozop Energy Solutions, Inc.

/s/ Brian Conway
Brian Conway
Chief Executive Officer